SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 July 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 21 July 2010

                   re: Director/PDMR Shareholding

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Group Secretariat Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN
21 July 2010

Lloyds Banking Group plc (the "Company")

Notification of transaction by person discharging managerial responsibilities

On 20 July 2010, shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 60 pence per share, for the under mentioned individuals, under the Lloyds TSB Group Shareplan, as follows:

Name of individual	Partnership	Matching
Mr J E Daniels	209	50
Mr A G Kane	209	50
Ms A S Risley	208	50
Mrs C F Sergeant	209	50
Mr G T Tate	208	50
Mr T J W Tookey	208	50
Mrs H A Weir	209	50

The notification relates to a transaction notified to Lloyds Banking Group plc by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules.   The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Lloyds Banking Group plc is registered in Scotland no. 95000
Registered Office: The Mound, Edinburgh EH1 1YZ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  21 July 2010